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                                                                    Exhibit 4(h)

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

PREMIUM RESERVE RIDER (PRR)

This rider is made part of the policy to which it is attached if "Premium Reserve Rider" is shown in the Policy Specifications. Except as provided below, this rider is subject to all the terms of the base policy. This rider becomes effective as of the date shown in the Policy Specifications.

DEFINITIONS

a. PRR Accumulation Value. The sum of (1) the PRR Fixed Account value plus (2) the PRR Separate Account value plus (3) the PRR Loan Account value as described below.

b. PRR Fixed Account. The portion of the Fixed Account segregated under this rider.

c. PRR Indebtedness. The amount of any outstanding loan against the PRR Accumulation Value, including loan interest accrued but not yet charged.

d. PRR Loan Account. The account in which amounts equal to amounts loaned under this rider accrue once transferred out of the PRR Fixed Account and/or PRR Sub-Accounts. The PRR Loan Account is part of our general account.

e. PRR Net Accumulation Value. An amount equal to the PRR Accumulation Value less the PRR Loan Account value.

f. PRR Net Premium Payment. The portion of a premium payment, after deduction of the PRR Premium Load shown below, available for allocation to the PRR Fixed Account and/or PRR Sub-Accounts in the same proportions as Net Premium Payments directed to the base policy.

g. PRR Separate Account. The portion of the Separate Account segregated under this rider.

h. PRR Sub-Account(s). The portions of the Sub-Account(s) segregated under this rider.

i. PRR Surrender Value. The PRR Net Accumulation Value on the date of surrender or partial surrender less any accrued loan interest not yet charged, and less any applicable surrender charge shown in the Table of Surrender Charges in the Policy Specifications.

PREMIUM RESERVE BENEFIT

Premiums may be directed by you to the base policy or to this rider. This rider allows you to pay premiums in addition to those you plan to pay for the base policy and to have such amounts accumulate in the same manner as if they had been allocated to the base policy without, as detailed in this rider, being subject to all charges and expenses of the policy. The PRR Accumulation Value under this rider is designed to be used to help keep the base policy In Force in the event the base policy's Accumulation Value is insufficient to meet the policy's charges and to provide additional benefits detailed below. PRR Net Premium Payments will be directed to the PRR Accumulation Value and will be allocated to the PRR Fixed Account and PRR Sub-Account(s) in the same proportions as Net Premium Payments directed to the base policy.

Requested transfers from the PRR Accumulation Value to the base policy are allowed at any time. If the base policy and the No-Lapse Enhancement Rider have insufficient values to maintain the base policy In Force, the entire PRR Accumulation Value will automatically be transferred from the PRR Accumulation Value to the base policy. Both requested and automatic transfers are subject to the PRR Transfer Load noted below.


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Transfers from the base policy to the PRR Accumulation Value will only be allowed after Policy Year 10. Such transfers will be permitted only if sufficient value remains in the base policy to keep it In Force until the Insured identified in the Policy Specifications (or younger Insured if your policy is on the lives of two Insureds) becomes or would have become Attained Age 121 under the No-Lapse Enhancement Rider. Transfers between the base policy and the PRR Accumulation Value within the same Fund will not be counted against the maximum number of transfers allowed without charge noted in the Policy Specifications.

CONDITIONS

The request to exercise the benefits provided under this rider is subject to the following conditions:

a. You elect, In Writing to us, to direct PRR Net Premium Payments or transfers to the PRR.

b.   This rider has not terminated as set forth below.

PRR ACCUMULATION VALUE

At any point in time, for the allocations that apply to it, the PRR Accumulation Value reflects:

a.   PRR Net Premium Payments made;

b.   The amount of any partial surrenders (i.e. withdrawals);

c. Any increases or decreases as a result of market performance to the PRR Sub-Account(s);

d.   Interest credited to the PRR Fixed Account;

e.   Interest credited under the PRR Loan Account;

f.   Persistency bonuses;

g. Amounts transferred between the PRR Accumulation Value and the base policy Accumulation Value; and

h. All expenses and fees as described in the "Charge for this Rider" section of this rider.

CHARGE FOR THIS RIDER

All charges applicable to the base policy apply to this rider except that amounts allocated to the PRR Accumulation Value are not subject to (a) Monthly Deductions, unless the base policy and No-Lapse Enhancement Rider do not have sufficient values to fund them as described in the "Premium Reserve Benefit" section of this rider or (b) the base policy Premium Load. However, the following additional charges specific to this rider will be applied.

     PRR PREMIUM LOAD

     We will deduct a premium load not to exceed 4.00% from each premium payment made to this rider.

     PRR TRANSFER LOAD

     A transfer load will be assessed to any transfers, whether requested or automatic, from the PRR Accumulation Value to the base policy made during Policy Years 1 through 10. The transfer load will not exceed 3.00%. Transfers from the PRR Accumulation Value to the base policy will not be treated as premium payments and base policy Premium Loads will not apply.


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EFFECT OF RIDER ON POLICY

If, at any time, you have PRR Accumulation Value, the following policy provisions will be impacted:

     GRACE PERIOD

     If the base policy and the No-Lapse Enhancement Rider have insufficient values to maintain the policy In Force and has entered the grace period, the Written Notice will include the transfer of the entire PRR Accumulation Value to the base policy Accumulation Value, should sufficient premiums not be received. If the entire PRR Accumulation Value is still insufficient to maintain the policy In Force and sufficient premiums have not been paid, all coverage under the policy will Lapse.

     PERSISTENCY BONUS

     Beginning with the Policy Date shown in the Policy Specifications and on each Monthly Anniversary Day thereafter, we will credit a PRR persistency bonus to the PRR Fixed Account and/or PRR Sub-Account(s) in the same proportion as the PRR Net Accumulation Value in such account(s) bear to the total PRR Net Accumulation Value as of the date the credit is applied. The PRR persistency bonus for a Policy Month equals (1) multiplied by (2), where:

     (1)  is the Persistency Bonus Rate shown in the Policy Specifications; and

     (2)  is the PRR Net Accumulation Value.

     OPTIONAL SUB-ACCOUNT ALLOCATION PROGRAMS

     Any Optional Sub-Account Allocation Program elected under the terms of the policy will apply to the PRR Accumulation Value.

     CHARGE FOR DECREASE IN SPECIFIED AMOUNT

     Charges for decreases in Specified Amount will be deducted from the policy's Net Accumulation Value.

     CONTINUATION OF COVERAGE

     Unless otherwise agreed to by you and us, if the Insured identified in the Policy Specifications (or younger Insured if your policy is on the lives of two Insureds) is still living at Attained Age 121 and the base policy and this rider are still In Force, the PRR Separate Account value will be transferred to the PRR Fixed Account on the next Policy Anniversary Day after the Insured identified in the Policy Specifications (or younger Insured if your policy is on the lives of two Insureds) becomes or would have become Attained Age 121 and we will:

          a. continue to credit interest to the PRR Fixed Account as described in the "Interest Credited Under Fixed Account" provision of the policy; and

          b.   continue to charge loan interest on the PRR Loan Account.

     This provision will not continue this rider beyond the date for this rider's termination, as provided below.

     PARTIAL SURRENDER

     Partial surrenders (i.e. withdrawals) are first made from the PRR Accumulation Value. The minimum withdrawal amount is the lesser of the total PRR Surrender Value or $500. Only after the PRR Accumulation Value has been reduced to zero can partial surrenders (i.e. withdrawals) be made from the base policy. A partial surrender from the PRR Accumulation Value will not reduce the Specified Amount.


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     POLICY LOANS

     Loans are first made from the PRR Accumulation Value. The loan may be for any amount up to 100% of the then current PRR Surrender Value. However, in Policy Years 1 through 10, we reserve the right to limit the amount of such loan so that total PRR Indebtedness will not exceed 90% of an amount equal to the then current PRR Accumulation Value less any applicable surrender charges. The minimum loan amount is the lesser of the total PRR Accumulation Value or $500. Only after the PRR Accumulation Value has been reduced to zero or the limit imposed can loans be made from the base policy.

     Interest will be credited to the PRR Loan Account as described in the "Interest Credited Under Loan Account" provision of the base policy. Interest will be charged on the PRR Loan Account as described in the "Interest Rate Charged on Loan Account" provision of the base policy.

     DEATH BENEFIT PROCEEDS

     Item a. of this provision of the policy will equal the amount determined under the Death Benefit Option in effect at the time of the Insured's death, less the sum of any base policy Indebtedness and any PRR Indebtedness. Item b. of this provision of the policy will equal the policy Accumulation Value on the date of death plus the PRR Accumulation Value on the date of death multiplied by the applicable percentage shown in the Corridor Percentages Table in the Policy Specifications, less the sum of any base policy Indebtedness and any PRR Indebtedness.

     DEATH BENEFIT OPTIONS

     Death Benefit Option 1 (Level): The death benefit will equal the Specified Amount on the date of death plus the PRR Accumulation Value on the date of death less any partial surrenders (i.e. withdrawals) after the date of death.

     Death Benefit Option 2 (Increasing): The death benefit will equal the Specified Amount on the date of death plus the PRR Accumulation Value on the date of death plus the Accumulation Value on the date of death, less any partial surrenders (i.e. withdrawals) after the date of death.

     NO-LAPSE ENHANCEMENT RIDER

     If the No-Lapse Enhancement Rider is In Force, the "Death Benefit Proceeds" section of the "No-Lapse Value Provision" will change to read "If the Accumulation Value is zero and the No-Lapse Value, less Indebtedness, is greater than zero, we will pay Death Benefit Proceeds equal to the Guaranteed Minimum Death Benefit plus the PRR Accumulation Value less base policy Indebtedness and PRR Indebtedness and less any partial surrenders after the date of death."

     The "Death Benefit Proceeds" section of the "Reset Account Value Provision" will change to read "If the Accumulation Value is zero and the Reset Account Value, less Indebtedness, is greater than zero, we will pay Death Benefit Proceeds equal to the greater of:

          a. the Reset Death Benefit, less base policy Indebtedness and PRR Indebtedness and less any partial surrenders after the date of death, or

          b. an amount equal to the Reset Account Value multiplied by the applicable percentage shown in the Corridor Percentages Table in the Policy Specifications, less any base policy Indebtedness and PRR Indebtedness and less any partial surrenders after the date of death."

     ANNUAL REPORT

     The annual report will also show the PRR Accumulation Value as of the reporting date, the amounts deducted from or added to the PRR Accumulation Value since the last report and outstanding loans under this rider.


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TERMINATION

This rider and all rights provided under it will terminate automatically upon whichever of the following occurs first:

a. The date you request In Writing to terminate the rider in which case any PRR Accumulation Value is transferred to the base policy, or

b.   The date the base policy terminates, or

c. The date the entire PRR Accumulation Value is transferred to the base policy in order to maintain the base policy In Force.

If this rider terminates, it cannot be reinstated.

                                     The Lincoln National Life Insurance Company


                                     /s/ Dennis R Glass
                                     -------------------------------------------
                                     President


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